ANNEX 1 — SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Routine announcements in the period from
1 October to 4 November 2010

DATE	DETAILS
3 November 2010	Decision on Massachusetts Gas Rate case

1 November 2010	Voting rights and capital (end October issued capital confirmed plus transfer of shares from Treasury)

26 October 2010	Publication of Annual Reports and Accounts- Group Companies with Listed Debt

25 October 2010	Blocklisting Interim Review

18 October 2010	Voting rights and capital (transfer of shares from Treasury)

7 October 2010	Directors Interests-Share Incentive Plan-monthly update

5 October 2010	Voting rights and capital (transfer of shares from Treasury- 4 October)

1 October 2010	Voting Rights and Capital (end September issued capital confirmed)

1 October 2010	Appointment of Joint Corporate Brokers (Bank of America Merrill Lynch/Barclays Capital)

Note: During the period, a separate ‘same day’ National Grid plc
Form 6-k was sent, covering the following announcement:

4 October 2010: ‘National Grid Finance Director Appointment’